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ЗE COMMISSION
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-44261

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BancWest Investment Services, Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 192 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1825 Bell St. #200
(No. and Street)

Sacramento	CA	95825
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Santucci — (916) 643-6060
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAY 12 2006 FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

3 Embarcadero Center	San Francisco	CA	94111
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel Santucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BancWest Investment Services, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel F. Santucci

CFO

H Chahal

Notary Public

HARMINDER KAUR CHAHAL
Comm. # 1465295
NOTARY PUBLIC - CALIFORNIA
Placer County
My Comm. Expires Jan. 26, 2008

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

BancWest Investment Services, Inc.
Contents
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To Stockholder and Board of Directors of
BancWest Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BancWest Investment Services at December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

BancWest Investment Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 5,687,730
Cash segregated under federal and other regulations	14,204
Commission and other receivables	1,584,406
Deposit with clearing organization	100,000
Other assets	37,815
Total assets	$ 7,424,155
Liabilities and Stockholder's Equity	
Liabilities	
Accrued commission and other payables to related party	$ 1,655,865
Accounts payable and other accrued expenses	28,080
Payable to clearing organization and insurance companies	51,238
Deferred tax liability	10,587
Total liabilities	1,745,770
Stockholder's equity	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid in capital	5,765,800
Accumulated deficit	(87,445)
Total stockholder's equity	5,678,385
Total liabilities and stockholder's equity	$ 7,424,155

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Operations
Year Ended December 31, 2005

Revenues	
Commission	$ 36,540,289
Interest income	22,005
Other income	511,822
Total revenues	37,074,116
Expenses	
General and administrative expenses	35,018,003
Employee compensation and benefits	1,068,975
Exchange and clearance fees	856,867
Total expenses	36,943,845
Income before taxes	130,271
Income tax expense	(54,348)
Net income	$ 75,923

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2004	$ 30	$ 765,800	$ (163,368)	$ 602,462
Net income	-	-	75,923	75,923
Capital contribution (from parent company)		5,000,000		5,000,000
Balance, December 31, 2005	$ 30	$ 5,765,800	$ (87,445)	$ 5,678,385

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Operating activities	
Net income	$ 75,923
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income taxes	1,206
Change in operating assets and liabilities	
Increase in commission and other receivable	(267,441)
Increase in other assets	(63,617)
Depreciation	298
Amortization	167
Decrease in accounts payable and other accrued expenses	(78,275)
Increase in commission and other payables to related party	214,399
Net cash used in operating activities	(117,340)
Cash flows from investing activities	
Purchase of property and equipment	(7,000)
Net cash used by investing activities	(7,000)
Cash flows from financing activities	
Capital contribution from parent	5,000,000
Net cash provided by financing activities	5,000,000
Net increase in cash	4,875,660
Cash and cash equivalents at beginning of year	812,070
Cash and cash equivalents at end of year	$ 5,687,730
Supplemental disclosure	
Income taxes paid (to parent company)	$ 53,142
Interest paid	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

BancWest Investment Services, Inc. (the "Company") is a Delaware Corporation and a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission ("SEC"), a licensed investment advisor and a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of BancWest Corporation. BancWest is a wholly owned subsidiary of BNP Paribas ("BNPP"). On February 1, 2005, BancWest Corporation assigned and transferred all outstanding shares of the Company's common stock to Bank of the West. The Company is now a wholly owned subsidiary of Bank of the West.

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company is exempt from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities, of three months or less, when purchased, to be cash and cash equivalents.

Cash Segregated Under Federal and other Regulations
The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund Break Point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the National Association of Securities Dealers communications, less amounts paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2005, the Company does not believe it is necessary to segregate any additional amount of cash.

Revenue Recognition
Commission revenue and expense are recognized on a trade date basis, in accordance with generally accepted accounting principles.

The Company receives contingent consideration in the form of cash payments from insurance companies and other product providers with which the Company places customers' business. The Company is not subject to any contractual requirements regarding the use of the payments received from these product providers. The payments are recorded as revenue when received, earned or determinable and reflected in the statement of operations as Other Income.

Financial Instruments with Off Balance Sheet Risk
The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities, the clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of BancWest, the Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense consists of the following for the year ended December 31, 2005:

Federal	
Current	$ 49,415
Deferred	(7,303)
	42,112
State	
Current	11,934
Deferred	302
	12,236
Total provision for income taxes	$ 54,348

4. Related Party Transactions

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"), exclusively, which are subsidiaries of BancWest. Within each bank branch a registered representative is present to provide services to customers. The Company has Investment Service agreements with the Banks. Pursuant to the Investment Service agreement, the Banks will pay rental fees, equipment, salaries, NASD fees and other expenses on behalf of the Company. As consideration for these services, the Company compensates the Banks with 95% of the revenue earned.

The Company was charged $24,661,004 and $9,570,672 for the year ended December 31, 2005, by Bank of the West and First Hawaiian Bank, respectively, for administrative fees. At December 31, 2005, the Company had accounts payable with Bank of the West and First Hawaiian Bank in the amount of $990,107 and $445,175, respectively.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital

would exceed 10 to 1. At December 31, 2005, the Company had net capital of $5,462,461, which was $5,346,077 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005, was 0.32 to 1.

Supplementary Information

BancWest Investment Services, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 — Schedule I

Stockholder's equity	$ 5,678,385
Nonallowable assets	
Other receivables	178,109
Other assets	37,815
Total nonallowable assets	215,924
Net capital	$ 5,462,461
Aggregate indebtedness (AI)	
Accrued commission and other payables to related party	$ 1,655,865
Accounts payable and other accrued expenses	38,666
Payable to clearing organization and insurance companies	51,238
Total aggregate indebtedness	$ 1,745,769
Minimum net capital requirement, 6 2/3% of AI	$ 116,384
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 5,346,077
Excess net capital at 1000%, as defined	$ 5,287,884
Percentage of aggregate indebtedness to net capital	32%

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2005, computed by BancWest Investment Services, Inc. in its amended Unaudited Form X-17A-5, part II as filed with the SEC, does not differ from the above computations, which is based on the audited financial statements.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To Stockholder and Board of Directors of
BancWest Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BancWest Investment Services (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006